Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2020 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2020 together with the comparative figures for 2019, which have been derived from the Group’s audited consolidated financial statements for the year ended 31 December 2020.

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“ IFRSs”)

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2020

	Note	2020 RMB million	2019 RMB million
Operating revenue
Traffic revenue		87,027	148,117
Other operating revenue		5,534	6,205

Total operating revenue	4	92,561	154,322

Operating expenses
Flight operation expenses	5	37,545	70,566
Maintenance expenses		13,375	13,057
Aircraft and transportation service expenses		18,743	26,591
Promotion and selling expenses		5,007	7,755
General and administrative expenses		4,088	4,073
Depreciation and amortisation	6	24,590	24,620
Impairment losses on property, plant and equipment and right-of-use assets	12/14	3,961	18
Others		1,802	1,928

Total operating expenses		109,111	148,608

Other net income	7	4,686	5,124

Operating (loss)/profit		(11,864)	10,838

	Note	2020 RMB million	2019 RMB million
Interest income		322	74
Interest expense	8	(6,716)	(5,845)
Share of associates’ results		(776)	(178)
Share of joint ventures’ results		309	365
Exchange gain/(loss), net	20	3,485	(1,477)
Loss on disposal of a subsidiary		(8)	—
Changes in fair value of financial assets/ liabilities		53	265
Remeasurement of the originally held equity interests in a joint venture		—	13

(Loss)/profit before income tax		(15,195)	4,055
Income tax	9	3,368	(971)

(Loss)/profit for the year		(11,827)	3,084

(Loss)/profit attributable to:
Equity shareholders of the Company		(10,847)	2,640
Non-controlling interests		(980)	444

(Loss)/profit for the year		(11,827)	3,084

(Loss)/earnings per share
Basic and diluted	10	RMB(0.77)	RMB0.22

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2020

	2020	2019
	RMB million	RMB million
(Loss)/profit for the year	(11,827)	3,084

Other comprehensive income:
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)	(250)	(31)
– Share of other comprehensive income of an associate	(2)	3
– Income tax effect of the above items	63	7

Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial assets/liabilities	(45)	(72)
– Differences resulting from the translation of foreign currency financial statements	8	(7)
– Share of other comprehensive income of an associate	(3)	—
– Income tax effect of the above items	11	17

Other comprehensive income for the year	(218)	(83)

Total comprehensive income for the year	(12,045)	3,001

Total comprehensive income attributable to:
Equity shareholders of the Company	(11,011)	2,552
Non-controlling interests	(1,034)	449

Total comprehensive income for the year	(12,045)	3,001

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2020

		31 December 2020	31 December 2019
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	12	86,146	84,788
Construction in progress	13	32,407	39,222
Right-of-use assets	14	151,065	153,211
Goodwill		237	237
Interest in associates		2,449	3,322
Interest in joint ventures		3,225	3,124
Aircraft lease deposits		362	457
Other equity instrument investments		799	1,049
Other non-current financial assets		92	106
Derivative financial assets		—	3
Deferred tax assets	15	7,739	2,692
Other assets		2,877	1,979

		287,398	290,190

Current assets
Inventories		1,760	1,893
Trade receivables	16	2,525	3,152
Other receivables	17	8,347	7,860
Cash and cash equivalents		25,419	1,849
Restricted bank deposits		117	102
Prepaid expenses and other current assets		732	1,591
Derivative financial assets		—	218
Amounts due from related companies		85	73

		38,985	16,738

		31 December 2020	31 December 2019
	Note	RMB million	RMB million
Current liabilities
Derivative financial liabilities	18	3,148	—
Borrowings	19	40,099	37,543
Lease liabilities	20	20,930	19,998
Trade payables	21	1,782	2,317
Contract liabilities		1,513	1,610
Sales in advance of carriage		3,997	10,303
Current income tax		462	563
Amounts due to related companies		357	170
Accrued expenses		15,920	15,745
Other liabilities		7,473	7,241

		95,681	95,490

Net current liabilities		(56,696)	(78,752)

Total assets less current liabilities		230,702	211,438

Non-current liabilities
Borrowings	19	38,134	13,637
Lease liabilities	20	100,283	114,076
Derivative financial liabilities		53	—
Other non-current liabilities		2,036	1,782
Provision for major overhauls		4,216	3,542
Deferred benefits and gains		769	833
Deferred tax liabilities		80	239

		145,571	134,109

Net assets		85,131	77,329

Capital and reserves
Share capital		15,329	12,267
Reserves		54,255	51,839

Total equity attributable to equity shareholders of the Company		69,584	64,106
Non-controlling interests		15,547	13,223

Total equity		85,131	77,329

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2020

	Attributable to equity shareholders of the Company
				Fair value
			Fair value	reserve				Non-
	Share	Share	reserve	(non-	Other	Retained		controlling	Total
	capital	premium	(recycling)	recycling)	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million
Balance at 1 January 2019	12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007

Changes in equity for 2019:
Profit for the year	—	—	—	—	—	2,640	2,640	444	3,084
Other comprehensive income	—	—	(55)	(27)	(6)	—	(88)	5	(83)
Total comprehensive income	—	—	(55)	(27)	(6)	2,640	2,552	449	3,001
Appropriations to reserves	—	—	—	—	181	(181)	—	—	—
Dividends relating to 2018	—	—	—	—	—	(613)	(613)	—	(613)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(86)	(86)
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(10)	—	(10)	(14)	(24)
Change in other reserves	—	—	—	—	44	—	44	—	44

Balance at 31 December 2019 and 1 January 2020	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329

Changes in equity for 2020:
Loss for the year	—	—	—	—	—	(10,847)	(10,847)	(980)	(11,827)
Other comprehensive income	—	—	(37)	(135)	8	—	(164)	(54)	(218)
Total comprehensive income	—	—	(37)	(135)	8	(10,847)	(11,011)	(1,034)	(12,045)
Issuance of shares	3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(155)	—	(155)	(105)	(260)
Capital injection from non-controlling interests	—	—	—	—	700	—	700	3,521	4,221
Distributions to non-controlling interests	—	—	—	—	—	—	—	(57)	(57)
Decrease in non-controlling interests as a result of loss of	—	—	—	—	—	—	—	(1)	(1)
control of a subsidiary	—	—	—	—	(7)	—	(7)	—	(7)

Change in other reserves
Balance at 31 December 2020	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131

Notes to the financial information prepared in accordance with IFRSs:

1	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company Limited (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Significant accounting policies adopted by the Group are disclosed below.

The IASB has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

The consolidated financial statements for the year ended 31 December 2020 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments;

•	other non-current financial assets; and

•	derivative financial assets/liabilities.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

3	CHANGES IN ACCOUNTING POLICIES

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 3, Definition of a Business

•	Amendment to IFRS 16, Covid-19-Related Rent Concessions

Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IFRS 3, Definition of a Business

The amendments clarify the definition of a business and provide further guidance on how to determine whether a transaction represents a business combination. In addition, the amendments introduce an optional “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The amendments do not have any material impact on the financial position and the financial result of the Group.

Amendment to IFRS 16, Covid-19-Related Rent Concessions

The amendment provides a practical expedient that allows a lessee to by-pass the need to evaluate whether certain qualifying rent concessions occurring as a direct consequence of the COVID-19 pandemic (“COVID- 19-Related Rent Concessions”) are lease modifications and, instead, account for those rent concessions as if they were not lease modifications.

The Group has elected to early adopt the amendments and applies the practical expedient to all qualifying COVID-19-Related Rent Concessions granted to the Group except for aircraft and engine leases from 1 January 2020. Consequently, rent concessions received have been accounted for as negative variable lease payments recognised in profit or loss in the period in which the event or condition that triggers those payments occurred. There is no impact on the opening balance of equity at 1 January 2020.

4	REVENUE AND SEGMENT INFORMATION

(a)	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major services lines is as follow:

	2020	2019
	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger	70,534	138,502
– Cargo and mail	16,493	9,615
– Commission income	2,771	2,952
– General aviation income	508	564
– Cargo handling income	507	359
– Hotel and tour operation income	390	712
– Ground service income	210	409
– Air catering income	273	353
– Others	689	654

	92,375	154,120
Revenue from other sources:
– Rental income	186	202

	92,561	154,322

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 4(b) and 4(c) respectively.

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at 31 December 2020, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,196 million (31 December 2019: RMB3,331 million). This amount represents revenue expected to be recognised in the future when the customers obtain control of the goods or services.

(b)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment (loss)/profit before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 4(d).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2020 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition Point in time	2,856	1,727	(1,483)	—	3,100
Over time	89,196	2,448	(2,183)	—	89,461

Revenue from external customers	91,722	839	—	—	92,561
Inter-segment sales	330	3,336	(3,666)	—	—

Reportable segment revenue	92,052	4,175	(3,666)	—	92,561

Reportable segment loss before taxation	(14,727)	(112)	1	(348)	(15,186)

Reportable segment loss after taxation	(11,388)	(61)	1	(372)	(11,820)

Other segment information
Income tax	(3,339)	(51)	—	24	(3,366)
Interest income	328	26	(32)	—	322
Interest expense	6,739	11	(34)	—	6,716
Depreciation and amortisation	24,438	143	—	—	24,581
Impairment loss	4,015	2	—	—	4,017
Credit losses	153	11	—	—	164
Share of associates’ results	—	—	—	(776)	(776)
Share of joint ventures’ results	—	—	—	309	309
Change in fair value of financial assets/liabilities	—	—	—	53	53
Non-current assets additions during the year#	24,039	547	(49)	—	24,537

The segment results of the Group for the year ended 31 December 2019 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition Point in time	2,996	2,747	(2,401)	—	3,342
Over time	149,799	2,785	(1,604)	—	150,980

Revenue from external customers	152,591	1,731	—	—	154,322
Inter-segment sales	204	3,801	(4,005)	—	—

Reportable segment revenue	152,795	5,532	(4,005)	—	154,322

Reportable segment profit before taxation	3,020	558	2	490	4,070

Reportable segment profit after taxation	2,224	446	2	423	3,095

Other segment information
Income tax	796	112	—	67	975
Interest income	64	41	(31)	—	74
Interest expense	5,833	43	(31)	—	5,845
Depreciation and amortisation	24,256	354	—	—	24,610
Impairment loss	38	—	—	—	38
Credit losses	11	2	—	—	13
Share of associates’ results	—	—	—	(178)	(178)
Share of joint ventures’ results	—	—	—	365	365
Remeasurement of the originally held equity interests in a joint venture	—	—	—	13	13
Change in fair value of financial assets/liabilities	—	—	—	265	265
Non-current assets additions during the year#	44,851	739	—	—	45,590

The segment assets and liabilities of the Group as at 31 December 2020 and 31 December 2019 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2020
Reportable segment assets	317,741	6,019	(4,209)	6,564	326,115
Reportable segment liabilities	239,968	2,237	(4,154)	3,201	241,252

As at 31 December 2019
Reportable segment assets	295,439	7,048	(3,662)	7,821	306,646
Reportable segment liabilities	230,738	2,458	(3,604)	—	229,592

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

(c)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2020 RMB million	2019 RMB million
Domestic	65,137	110,112
International	27,090	41,651
Hong Kong, Macau and Taiwan	334	2,559

	92,561	154,322

The major revenue earning asset of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d)	Reconciliation of reportable segment (loss)/profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

	2020 RMB million	2019 RMB million
(Loss)/profit before income tax
Reportable segment (loss)/profit before taxation	(15,186)	4,070
Capitalisation of exchange difference of specific loans	(9)	(16)
Government grants	—	1

Consolidated (loss)/profit before income tax	(15,195)	4,055

	31 December	31 December
	2020 RMB million	2019 RMB million
Asset
Reportable segment assets	326,115	306,646
Capitalisation of exchange difference of specific loans	47	56
Government grants	(6)	(6)
Adjustments arising from business combinations under common control	237	237
Others	(10)	(5)

Consolidated total assets	326,383	306,928

	31 December 2020 RMB million	31 December 2019 RMB million
Liabilities
Reportable segment liabilities	241,252	229,592
Others	—	7

Consolidated total liabilities	241,252	229,599

5	FLIGHT OPERATION EXPENSES

	2020 RMB million	2019 RMB million
Jet fuel costs	18,797	42,814
Flight personnel payroll and welfare	10,232	12,709
Air catering expenses	1,765	3,975
Civil Aviation Development Fund	—	2,332
Aircraft operating lease charges	977	1,412
Training expenses	857	1,142
Aircraft insurance	191	192
Others	4,726	5,990

	37,545	70,566

6	DEPRECIATION AND AMORTISATION

	2020 RMB million	2019 RMB million
Depreciation of property, plant and equipment	8,824	9,029
Depreciation of right-of-use assets	15,388	15,263
Other amortisation	378	328

	24,590	24,620

7	OTHER NET INCOME

	2020 RMB million	2019 RMB million
Government grants	4,209	4,129
(Loss)/gain on disposal of property, plant and equipment, net
– Aircraft and spare engines	(18)	34
– Other property, plant and equipment	75	106
Penalty income	142	273
Others	278	582

	4,686	5,124

8	INTEREST EXPENSE

	2020 RMB million	2019 RMB million
Interest on borrowings	1,914	1,840
Interest relating to leases liabilities	5,180	5,302

Total interest expense on financial liabilities not at fair value through profit or loss	7,094	7,142
Less: interest expense capitalised	(363)	(1,279)

	6,731	5,863
Interest rate swaps: cash flow hedge, reclassified from equity	(15)	(18)

	6,716	5,845

Note:	The weighted average interest rate used for interest capitalisation was 2.51% per annum in 2020 (2019: 3.51%).

9	INCOME TAX

(a)	Income tax (benefit)/expenses in the consolidated income statement

	2020 RMB million	2019 RMB million
PRC income tax
– Provision for the year	1,716	1,611
– Under-provision in prior year	48	10

	1,764	1,621
Deferred tax
Origination and reversal of temporary differences	(5,132)	(650)

Income tax (benefit)/expenses	(3,368)	971

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

For the year of 2020, the Company and its branches are subject to income tax rates ranging from 15% to 25% (2019: 15% to 25%), and the subsidiaries of the Company are subject to income tax rates ranging from 15% to 25% (2019: 15% to 30%). Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5%.

(b)	Reconciliation between actual income tax (benefit)/expenses and calculated tax based on accounting (loss)/profit at applicable income tax rates

	2020 RMB million	2019 RMB million
(Loss)/profit before income tax	(15,195)	4,055

Notional tax on (loss)/profit before taxation, calculated at the rates applicable to (loss)/profits in the tax jurisdictions concerned	(3,667)	964

Adjustments for tax effect of:
Non-deductible expenses	102	18
Share of results of associates and joint ventures and other non-taxable income	111	(50)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	80	62
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(8)	(3)
Under-provision in prior year	48	10
Super deduction of research and development expenses	(34)	(30)

Income tax (benefit)/expenses	(3,368)	971

10	(LOSS)/EARNINGS PER SHARE

The calculation of basic (loss)/earnings per share for the year ended 31 December 2020 is based on the loss attributable to equity shareholders of the Company of RMB10,847 million (2019: the profits attributable to equity shareholders of the Company of RMB2,640 million) and the weighted average of 14,056,887,174 shares in issue during the year (2019: 12,267,172,286 shares).

	2020 million	2019 million
Issued ordinary shares at 1 January	12,267	12,267
Effect of issuance of shares	1,790	—

Weighted average number of ordinary shares at 31 December	14,057	12,267

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the year ended 31 December 2020.

11	DIVIDENDS

The directors did not recommend any final dividend in respect of the years ended 31 December 2020 and 2019.

12	PROPERTY, PLANT AND EQUIPMENT, NET

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2019	813	13,154	108,762	22,608	7,249	152,586
Acquisitions through business combinations	—	—	—	—	18	18
Additions	—	181	3,034	2,380	860	6,455
Transferred from construction in progress	—	2,515	871	200	456	4,042
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(327)	327	—	—	—	—
– transferred to right-of-use assets (Note 14)	(16)	—	—	—	—	(16)
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	2,641	—	—	2,641
Disposals	—	(131)	(2,032)	(803)	(330)	(3,296)

At 31 December 2019	470	16,046	113,276	24,385	8,253	162,430

At 1 January 2020	470	16,046	113,276	24,385	8,253	162,430
Additions	—	12	1,435	542	935	2,924
Transferred from construction in progress	—	5,720	3,719	497	1,340	11,276
Reclassification on change of holding intention:
– transferred from other property, plant and equipment, net	52	(52)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	2,780	—	—	2,780
Disposals
– disposals	—	(152)	(6,830)	(399)	(558)	(7,939)
– disposal of a subsidiary	—	(99)	—	—	(34)	(133)

At 31 December 2020	522	21,475	114,380	25,025	9,936	171,338

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At 1 January 2019	314	4,353	48,918	12,371	4,818	70,774
Depreciation charge for the year	29	444	6,390	1,483	683	9,029
– transferred to other property, plant and equipment, net	(172)	172	—	—	—	—
– transferred to right-of-use assets (Note 14)	(5)	—	—	—	—	(5)
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	874	—	—	874
Disposals	—	(52)	(1,993)	(698)	(238)	(2,981)
Provision for impairment losses	—	—	18	—	—	18
Impairment losses written off on disposals	—	—	(30)	(37)	—	(67)

At 31 December 2019	166	4,917	54,177	13,119	5,263	77,642

At 1 January 2020	166	4,917	54,177	13,119	5,263	77,642
Depreciation charge for the year	23	618	5,744	1,493	946	8,824
Reclassification on change of holding intention:
– transferred from other property, plant and equipment, net	21	(21)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	982	—	—	982
Disposals
– disposals	—	(59)	(4,588)	(372)	(483)	(5,502)
– disposal of a subsidiary	—	(15)	—	—	(11)	(26)
Provision for impairment losses (a)	—	—	3,202	75	2	3,279
Impairment losses written off on disposals	—	—	—	(7)	—	(7)

At 31 December 2020	210	5,440	59,517	14,308	5,717	85,192

Net book value:
At 31 December 2020	312	16,035	54,863	10,717	4,219	86,146

At 31 December 2019	304	11,129	59,099	11,266	2,990	84,788

(a)

As at 31 December 2020, the Group reported aircraft and related equipment in the amount of RMB208,943 million. For the year ended 31 December 2020, the Group made impairment provision RMB3,959 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB3,277 million, the impairment provision for leased aircraft and related equipment were RMB682 million (Note 14). Impairment provision were made when asset’s carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the recent observable market prices for those aircraft and related equipment or appraisal results valued by external appraisal expert based on the cost method.

(b)

Components related to engine overhaul costs under property, plant and equipment and right- of-use assets were originally depreciated using the straight-line method by the Group. Upon analysis of historical data over past years and assessment of the actual consumption model and the expected method of relevant economic benefit realisation in respect of the overhaul components of engines, the Group is of the view that the consumption of components related to engine overhaul costs is more directly associated with the actual flying hours. Therefore, the Group is of the view that changing the depreciation method of components related to engine overhaul costs to the units of production method can more truly and objectively reflect the actual consumption of assets, the financial position and operating performance of the Group. This change in accounting estimates has been applied prospectively with effect from 1 April 2020. The comparison of depreciation method of components related to engine overhaul costs before and after the change is detailed as below:

Components related to engine overhaul costs	Before the change	After the change
Expected useful lives/ Expected flying hours	3-5.5 years	9-42 thousand hours
Estimated net residual rate	—	—
Annual depreciation rate/Depreciation rate per thousand flying hours	18.2%-33.3%	2.4%-11.1%

As a result of this change in accounting estimates, the consolidated loss before tax of the Group was decreased by approximately RMB1,618 million during the year. As it is impractical to accurately forecast the flying hours of the engines of the Group for the future periods, the Group is of the view that it is unable to estimate the respective impacts on the financial information of the Group for the future periods.

13	CONSTRUCTION IN PROGRESS

	2020 RMB million	2019 RMB million
Advance payment for aircraft and flight equipment	29,342	30,919
Others	3,065	8,303

	32,407	39,222

14	RIGHT-OF-USE ASSETS

	Aircraft	Land use
	and engines	rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2019	187,991	3,671	1,300	138	193,100
Additions	20,609	225	1,490	51	22,375
Transfer from construction in progress	10,202	110	—	203	10,515
Reclassification with investment properties (Note 12)	—	16	—	—	16
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(2,641)	—	—	—	(2,641)
Disposals	(780)	—	—	—	(780)

At 31 December 2019	215,381	4,022	2,790	392	222,585

At 1 January 2020	215,381	4,022	2,790	392	222,585
Additions	6,526	45	412	190	7,173
Transfer from construction in progress	5,993	2,440	—	226	8,659
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(2,780)	—	—	—	(2,780)
Disposals
– disposals	(4,419)	—	(180)	—	(4,599)
– disposal of a subsidiary	—	(26)	—	(43)	(69)

At 31 December 2020	220,701	6,481	3,022	765	230,969

	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Accumulated amortisation:
At 1 January 2019	55,048	701	—	—	55,749
Amortisation charge for the year	14,485	107	637	34	15,263
Reclassification with investment properties (Note 12)	—	5	—	—	5
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(874)	—	—	—	(874)
Disposals	(769)	—	—	—	(769)
At 31 December 2019	67,890	813	637	34	69,374

At 1 January 2020	67,890	813	637	34	69,374

Amortisation charge for the year	14,167	134	997	90	15,388
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(982)	—	—	—	(982)
Disposals
– disposals	(4,419)	—	(132)	—	(4,551)
– disposal of a subsidiary	—	—	—	(7)	(7)
Provision for impairment losses (Note 12(a))	682	—	—	—	682

At 31 December 2020	77,338	947	1,502	117	79,904

Net book value:
At 31 December 2020	143,363	5,534	1,520	648	151,065

At 31 December 2019	147,491	3,209	2,153	358	153,211

The Group changed the accounting estimates in relation to the depreciation method of components related to engine overhaul costs, with effect from 1 April 2020 (see Note 12(b)).

15	DEFERRED TAX ASSETS

Deferred tax assets arise from deductible temporary differences and unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the related tax benefit can be utilised. As at 31 December 2020, deferred tax assets included the amount of RMB4,281 million recognised in 2020 which related to tax losses that can be carried forward for 5-8 years.

16	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2020	2019
	RMB million	RMB million
Within 1 month	1,016	2,308
More than 1 month but less than 3 months	1,263	555
More than 3 months but less than 12 months	231	297
More than 1 year	58	28

	2,568	3,188
Less: loss allowance	(43)	(36)

	2,525	3,152

17	OTHER RECEIVABLES

	2020	2019
	RMB million	RMB million
VAT recoverable	6,072	5,214
Government grants receivables	523	1,275
Rebate receivables on aircraft acquisitions	497	616
Other deposits	170	203
Others	1,244	557

	8,506	7,865
Less: loss allowance	(159)	(5)

	8,347	7,860

18	DERIVATIVE FINANCIAL LIABILITIES

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method (Note 19).

As at 31 December 2020, the fair value of the derivative component of convertible bonds were recognised as derivative financial liabilities amounting to RMB3,092 million. For the year ended 31 December 2020, the fair value change of the derivative component of convertible bonds amounted to RMB201 million.

19	BORROWINGS

Borrowings are analysed as follows:

	2020	2019
	RMB million	RMB million
Non-current

Long-term borrowings
– secured	—	10
– unsecured	8,811	2,381

	8,811	2,391
Corporate bonds
– unsecured	7,500	8,646

Convertible bonds
– unsecured	12,833	—

Medium-term notes
– unsecured	8,990	2,600

	38,134	13,637

Current

Current portion of long-term borrowings
– secured	—	90
– unsecured	67	51

Short-term borrowings
– unsecured	25,286	12,250

Ultra-short-term financing bills
– unsecured	10,999	22,497

	36,352	34,888
Current portion of corporate bonds and medium-term notes
– unsecured	3,747	2,655

	40,099	37,543

Total borrowings	78,233	51,180

The borrowings are repayable:
Within one year	40,099	37,543
In the second year	7,662	3,773
In the third to fifth year	14,394	8,389
After the fifth year	16,078	1,475

Total borrowings	78,233	51,180

20	LEASE LIABILITIES

At 31 December 2020, the leases liabilities were payable as follows:

	2020	2019
	RMB million	RMB million
Within 1 year	20,930	19,998
After 1 year but within 2 years	20,045	19,249
After 2 years but within 5 years	47,164	54,155
After 5 years	33,074	40,672

	121,213	134,074

The Group has significant lease liabilities which are denominated in USD as at 31 December 2020. The net exchange gain of RMB3,485 million for the year ended 31 December 2020 (2019: net exchange loss of RMB1,477 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

21	TRADE PAYABLES

Ageing analysis of trade payables based on transaction date is set out below:

	2020	2019
	RMB million	RMB million
Within 1 month	431	563
More than 1 month but less than 3 months	473	506
More than 3 months but less than 6 months	313	450
More than 6 months but less than 1 year	329	568
More than 1 year	236	230

	1,782	2,317

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2020

	2020	2019
	RMB million	RMB million
Revenue	92,561	154,322
Less: Operating costs	94,903	135,668
Taxes and surcharges	330	348
Selling and distribution expenses	5,248	7,923
General and administrative expenses	3,989	4,040
Research and development expenses	367	352
Finance expenses	2,993	7,460
Including: Interest expense	6,716	5,845
Interest income	322	74
Add: Other income	4,179	4,084
Investment (loss)/income	(401)	225
Including: (loss)/income from investment in associates and joint ventures	(467)	200
Gain on fair value movement	53	265
Credit losses	(164)	(13)
Impairment loss	(4,017)	(38)
(Loss)/gain on assets disposals	(22)	148

Operating (loss)/profit	(15,641)	3,202
Add: Non-operating income	652	924
Less: Non-operating expenses	197	56

(Loss)/Profit before income tax	(15,186)	4,070
Less: Income tax	(3,366)	975

Net (loss)/profit for the year	(11,820)	3,095

(1)Net (loss)/profit classified by continuity of operations:
1.Net (loss)/profit from continuing operations	(11,820)	3,095
2.Net (loss)/profit from discontinued operations	—	—
(2)Net (loss)/profit classified by ownership:
1.Shareholders of the Company	(10,842)	2,651
2.Non-controlling interests	(978)	444

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2020

	31 December	31 December
	2020 RMB million	2019 RMB million
Assets
Current assets:
Cash at bank and on hand	25,823	1,994
Derivative financial assets	—	218
Bills receivable	12	1
Accounts receivable	2,544	3,197
Prepayments	732	1,591
Other receivables	1,955	2,358
Inventories	1,760	1,893
Other current assets	6,159	5,486

Total current assets	38,985	16,738

Non-current assets
Long-term equity investments	5,673	6,445
Other equity instrument investments	799	1,049
Other non-current financial assets	92	106
Investment properties	312	304
Fixed assets	85,754	84,374
Construction in progress	32,438	39,344
Right-of-use assets	145,540	149,941
Intangible assets	6,155	3,709
Aircraft lease deposits	362	457
Long-term deferred expenses	887	652
Hedging instrument	—	3
Deferred tax assets	7,749	2,697
Other non-current assets	1,369	827

Total non-current assets	287,130	289,908

Total assets	326,115	306,646

	31 December	31 December
	2020 RMB million	2019 RMB million
Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	25,286	12,250
Derivative financial liabilities	3,148	—
Bills payable	278	—
Accounts payable	11,974	13,797
Contract liabilities	1,513	1,610
Sales in advance of carriage	3,997	10,303
Employee benefits payable	4,328	3,976
Taxes payable	680	760
Other payables	8,640	7,503
Non-current liabilities due within one year	24,838	22,794
Other current liabilities	10,999	22,497

Total current liabilities	95,681	95,490

Non-current liabilities
Long-term bank borrowings	8,811	2,391
Bonds payable	29,323	11,246
Derivative financial liabilities	11	—
Hedging instrument	42	—
Lease liabilities	100,283	114,076
Long-term payables	291	—
Provision for major overhauls	4,216	3,542
Deferred benefits and gains	769	833
Deferred tax liabilities	80	232
Other non-current liabilities	1,745	1,782

Total non-current liabilities	145,571	134,102

Total liabilities	241,252	229,592

	31 December	31 December
	2020 RMB million	2019 RMB million
Net assets
Share capital	15,329	12,267
Capital reserve	39,050	25,623
Other comprehensive income	242	406
Surplus reserve	2,579	2,579
Retained earnings	12,146	22,988

Total equity attributable to equity shareholders of the Company	69,346	63,863
Non-controlling interests	15,517	13,191

Total equity	84,863	77,054

Total liabilities and equity	326,115	306,646

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in (loss)/profit and equity attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

	(Loss)/profit attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	2020	2019	31 December 2020	31 December 2019
	RMB million	RMB million	RMB million	RMB million
Amounts under PRC GAAP	(10,842)	2,651	69,346	63,863
Adjustments:
Capitalisation of exchange difference of specific loans	(9)	(16)	47	56
Government grants	—	1	(6)	(6)
Adjustment arising from the Company’s business combination under common control	—	—	237	237
Income tax effect of the above adjustments	2	4	(10)	(12)
Effect of the above adjustments on non-controlling interests	2	—	(30)	(32)

Amounts under IFRSs	(10,847)	2,640	69,584	64,106

BUSINESS REVIEW

In 2020, the global COVID-19 pandemic caused the world economy to sink into its worst recession since the Great Depression, and the supply and demand loop of world economy was blocked. According to the World Economic Outlook issued by the International Monetary Fund, in 2020, the global economy experienced negative growth for the first time in nearly 10 years, with a decrease rate of 3.5%. China coordinated pandemic prevention and control with economic and social development, and took the lead in controlling the pandemic. It has gradually built a dual circulation development paradigm, in which domestic and overseas markets reinforce each other, making it the only major economy to achieve positive growth in 2020. With an annual economic growth of 2.3%, the annual GDP of China exceeded RMB100 trillion for the first time, and the poverty alleviation targets for the new era have been accomplished on schedule.

COVID-19 pandemic caused a significant impact on the global aviation industry. With aviation demand falling sharply, the global aviation industry, especially airlines, was struggling, and China’s aviation industry also faced an unprecedentedly severe situation. Facing the severe challenges posed by the pandemic, the Group effectively organized pandemic prevention and control, ensured a stable security situation, seized market opportunities, reduced costs and enhanced efficiency, and steadily promoted the reform of systems and mechanisms. During the reporting period, with the joint efforts of the management and all staff, the Group effectively prevented and controlled the pandemic, continuously consolidated the safety foundation, achieved remarkable results in business operation, and accelerated the implementation of development strategies. In 2020, the Group achieved 2.08 million hours of safe flight, served approximately 96.86 million passengers, and recorded a substantial increase in profit from cargo logistics. The Company once again was awarded the title of the “National Benchmarking Enterprise of Customer Satisfaction”.

1.	Pandemic Prevention and Control

During the reporting period, the Group resolutely discharged the responsibilities for pandemic prevention and control, and coordinated the work at all levels. We immediately established a leading group for pandemic prevention and control, and initiated the highest level response to public health emergency; formulated a plan to provide full support for anti-pandemic transportation, and was the first in China to adopt a policy of free transportation for anti-pandemic supplies; and strictly implemented the anti-pandemic policies of China, reduced flights to key countries and regions, and continued to strengthen the overall control of passengers and all-round protection of employees. During the reporting period, the Group operated a total of 19,000 anti-pandemic flights, transported 25,000 medical personnel and 29,000 tonnes anti-pandemic supplies, and brought back 24,000 stranded compatriots; the Group recorded zero infection among passengers on board its international and domestic flights, and zero infection among all employees at work; and numbers of meritorious models emerged and were highly praised by the central government, superiors and all sectors of society.

2.	Safety Management

During the reporting period, the Group firmly upheld safety baseline and formulated an outline for the construction of seven safety systems. We carried out a three-year campaign to improve safety production, in which a variety of technical means were applied in a comprehensive way to continuously promote the identification of work style issues, and conducted work style construction with the “three awes” as the core. We improved the risk monitoring and early warning mechanism to identify and manage potential safety hazards. Close attention was paid to key areas and key risks, and prior and procedural control was strengthened so as to move ahead the safety threshold. As at the end of the reporting period, the Group had secured flight safety for 21 consecutive years and aviation security for 26 consecutive years, and continued to keep the best safety record among Chinese airlines.

3.	Management Response

During the reporting period, the Group proactively adjusted its operating strategies in response to the development of the pandemic and the direction of government policy. We spared no efforts to secure passenger revenue, closely followed the changes in the pandemic, rollingly optimized domestic routes and flights, and seized international inbound passenger sources. To actively grasp the opportunity to increase revenue from freight logistics, we comprehensively improved the utilization rate of freighters, and organized 8,431 freight flight converted from passenger aircraft throughout the year, which achieved remarkable operating results. We strove to strengthen cost control, actively sought policy support, and drastically reduced costs. We took the initiative to reduce investment and adjusted the pace of aircraft capacity introduction in a timely manner. We expedited the revitalization and disposal of assets, and further enhanced the utilization rate of real estate.

4.	Hub Network

During the reporting period, the Group further advanced its hub network strategy and accelerated the construction of two comprehensive international hubs in Guangzhou and Beijing. We continued to establish the Guangzhou-Shenzhen joint hub and build a product system with “Bay Area Link” products as the mainstay as a way to promote the integration of market, product, service, and network in the Guangdong-Hong Kong-Macao Greater Bay Area. We accelerated the construction of the Beijing hub, and completed relocation of all flights to Daxing Airport ahead of schedule. Efforts were made to strive for the reward of slots, optimize airport slots, and strengthen publicity and promotion as a way to operate the Beijing hub with all our strength. We positioned Hainan as a strategic key market and signed a strategic cooperation agreement with Hainan Province, strengthened collaboration with Xiamen Airlines and Sichuan Airlines to jointly build quality routes in Chengdu and other key markets, and signed new cooperation agreements with 20 international partners including American Airlines, Etihad Airways, and Aeroflot-Russian Airlines.

5.	Lean Control

During the reporting period, the Group initially established a comprehensive market-based accounting system. We carried out lean cost management special activities, and developed new ideas for cost control, with implementation of over 1,100 cost-reduction and efficiency- enhancement measures, among which the best were incorporated as cost control instruments into the regulatory manual, so as to achieve standardization and institutionalization. Strict control was executed in terms of the cost on jet fuel, and landing fees. Adhering to green flight concept, we optimized air routes and balanced loading accurately so that the annual fuel consumption per ATK decreased by 6.6% year-on-year. We achieved diversified low-cost financing, which further optimized the Company’s debt structure. We prevented and resolved risks in terms of oil prices, exchange rate, interest rate, cash flow, and receivables, and carried out foreign exchange and jet fuel hedging businesses with prudence.

6.	Operation Service

During the reporting period, the Group deepened the construction of integrated operation and promoted the integrated services program. We continued to optimize our management and control model and carry out projects to increase flight on-time performance rates. By doing this, we maintained leading position in the industry in flight on-time performance rate for five consecutive years. We implemented value contribution accounting regarding quick-turn in stations to further improve operational efficiency. Efforts were made to continuously improve maintenance capabilities and strengthen technological innovation in engineering as a way to make operations more reliable. Positioned to offer “affinity and refinement” service, we improved the service management and control system, and continuously optimized the travel experience of passengers with sincere service, so that we recorded the lowest complaint rate among the three major Chinese airlines. We launched the “family service 360” and “Kapok Brand” campaign. Passengers were encouraged to cancel meals in exchange for mileage, a green flight service of CSA. Our baggage tracking project obtained IATA Network-wide Compliance Certificate.

7.	Reform and Development

During the reporting period, the Group formulated a three-year action plan to deepen reforms, launched a campaign to improve management to first class of the world, and prepared the “14th Five-Year Plan” from a high starting point. We adjusted and optimized five major structures for fleet, market, manpower, industry, assets and liabilities, and focused on solving bottleneck problems that restricted high quality development. We conducted private placement of stocks and public issuance of convertible bonds to raise approximately RMB32 billion in total as a way to lay a solid foundation for development. Efforts were continuously made to improve the market- oriented operation mechanism, with introduction of tenure system and contract management measures. An IT framework of “cloud platform & dual middle-platform” was established to initially build up a business sharing capability system. During the reporting period, the “Double Hundred Action” mixed ownership reform of the Group was successfully implemented. Southern Airlines Freight and Logistic Guangzhou Co., Ltd. and Southern Airlines General Aviation Co., Ltd. introduced strategic investors, improved corporate governance structure, reformed three systems and built market-oriented operating mechanism, which further broadened the development space for enterprises which performed the mixed ownership reform.

8.	Social Responsibility

During the reporting period, the Group firmly promoted the green flight concept, deepened its work on poverty alleviation, and actively fulfilled its social responsibilities. We continued to optimize aircraft models and routes, focus on improving the efficiency of aviation fuel usage, and reduce greenhouse gas emissions. We continued to promote the application of new energy vehicles, and advance the inclusion of “large-scale dynamic map route planning (大規模動態圖航路規劃)” into the national key research and development projects. The Company was awarded the title of “Outstanding Units for Blue Sky Protection Campaign (藍天保衛戰工作先進單位)” by the Civil Aviation Administration of China. Continuous efforts were made to deepen the poverty alleviation model with CSA’s characteristics. The Group carried out poverty alleviation work in 2 counties and 22 villages from 12 provinces, and dispatched 83 officials to take temporary posts or work in villages to alleviate poverty. As a result, all designated areas have been lifted out of poverty. The Company received the top recognition in the targeted poverty alleviation assessment of central enterprises in 2019.

OPERATING DATA SUMMARY

The following table sets forth operating data by geographic regions:

	For the year ended 31 December		Increase/ (decrease) (%)
	2020	2019
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	140,135.20	195,239.18	(28.22)
Hong Kong, Macau and Taiwan	239.14	3,258.71	(92.66)
International	13,065.78	86,422.92	(84.88)

Total:	153,440.11	284,920.82	(46.15)

Revenue tonne kilometers (RTK) (million)
Domestic	13,720.92	18,897.97	(27.39)
Hong Kong, Macau and Taiwan	30.19	312.80	(90.35)
International	7,053.76	13,414.05	(47.42)

Total:	20,804.88	32,624.82	(36.23)

RTK – passenger (million)
Domestic	12,390.86	17,182.13	(27.89)
Hong Kong, Macau and Taiwan	20.91	286.62	(92.71)
International	1,138.30	7,573.52	(84.97)

Total:	13,550.07	25,042.27	(45.89)

RTK – cargo (million)
Domestic	1,330.06	1,715.84	(22.48)
Hong Kong, Macau and Taiwan	9.29	26.18	(64.54)
International	5,915.47	5,840.53	1.28

Total:	7,254.81	7,582.55	(4.32)

Passengers carried (thousand)
Domestic	93,911.34	128,706.50	(27.03)
Hong Kong, Macau and Taiwan	213.22	2,480.54	(91.40)
International	2,731.48	20,445.12	(86.64)

Total:	96,856.04	151,632.16	(36.12)

Cargo and mail carried (thousand tonnes)
Domestic	817.51	1,052.13	(22.30)
Hong Kong, Macau and Taiwan	9.12	23.27	(60.80)
International	634.19	688.16	(7.84)

Total:	1,460.83	1,763.57	(17.17)

	For the year ended 31 December		Increase/ (decrease) (%)
	2020	2019
Capacity
Available seat kilometres (ASKs) (million)
Domestic	193,935.93	235,216.49	(17.55)
Hong Kong, Macau and Taiwan	550.91	4,367.53	(87.39)
International	20,235.13	104,477.84	(80.63)

Total:	214,721.97	344,061.86	(37.59)

Available tonne kilometres (ATKs) (million)
Domestic	22,182.70	26,803.84	(17.24)
Hong Kong, Macau and Taiwan	70.71	506.71	(86.04)
International	11,638.87	19,123.06	(39.14)

Total:	33,892.28	46,433.61	(27.01)

Available tonne kilometres (ATKs) – passenger (million)
Domestic	17,454.23	21,169.48	(17.55)
Hong Kong, Macau and Taiwan	49.58	393.08	(87.39)
International	1,821.16	9,403.01	(80.63)

Total:	19,324.98	30,965.57	(37.59)

Available tonne kilometres (ATKs) – cargo (million)
Domestic	4,728.46	5,634.36	(16.08)
Hong Kong, Macau and Taiwan	21.13	113.64	(81.40)
International	9,817.71	9,720.05	1.00

Total:	14,567.30	15,468.05	(5.82)

			Increase/ (decrease) percentage points
Load factor
Passenger load factor (RPK/ASK) (%)
Domestic	72.26	83.00	(10.74)
Hong Kong, Macau and Taiwan	43.41	74.61	(31.20)
International	64.57	82.72	(18.15)

Average:	71.46	82.81	(11.35)

Overall load factor (RTK/ATK) (%)
Domestic	61.85	70.50	(8.65)
Hong Kong, Macau and Taiwan	42.70	61.73	(19.03)
International	60.61	70.15	(9.54)

Average:	61.39	70.26	(8.88)

	For the year ended 31 December		Increase/ (decrease) (%)
	2020	2019
Yield
Yield per RPK (RMB)
Domestic	0.41	0.52	(21.15)
Hong Kong, Macau and Taiwan	1.05	0.75	40.00
International	0.96	0.39	146.15

Average:	0.46	0.49	(6.12)

Yield per RFTK (RMB)
Domestic	1.36	1.14	19.30
Hong Kong, Macau and Taiwan	8.93	4.67	91.22
International	2.47	1.29	91.47

Average:	2.27	1.27	78.74

Yield per RTK (RMB)
Domestic	4.34	5.50	(21.09)
Hong Kong, Macau and Taiwan	11.06	8.18	35.21
International	3.84	3.10	23.87

Average:	4.18	4.54	(7.93)

Cost
Operating expenses per ATK (RMB)	3.22	3.20	0.63

Flight Volume
Kilometers flown (million)	1,304.67	1,875.52	(30.44)

Hours flown (thousand)
Domestic	1,835.82	2,249.15	(18.38)
Hong Kong, Macau and Taiwan	4.88	40.77	(88.03)
International	236.51	661.45	(64.24)

Total:	2,077.21	2,951.36	(29.62)

Number of flights (thousand)
Domestic	786.17	963.42	(18.40)
Hong Kong, Macau and Taiwan	2.71	19.07	(85.80)
International	33.58	135.39	(75.20)

Total:	822.46	1,117.88	(26.43)

Note:	Discrepancies between the column sum and the total sum are due to rounding of numbers.

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section below is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The net loss attributable to equity shareholders of the Company of RMB10,847 million was recorded in 2020 as compared to the net profit attributable to equity shareholders of the Company of RMB2,640 million in 2019. The Group’s total operating revenue decreased by RMB61,761 million or 40.02% from RMB154,322 million in 2019 to RMB92,561 million in 2020. Passenger load factor decreased by 11.35 percentage points from 82.81% in 2019 to 71.46% in 2020. Yield per RPK decreased by 6.12% from RMB0.49 in 2019 to RMB0.46 in 2020. Yield per RTK decreased by 7.93% from RMB4.54 in 2019 to RMB4.18 in 2020. Operating expenses decreased by RMB39,497 million or 26.58% from RMB148,608 million in 2019 to RMB109,111 million in 2020. Mainly affected by the impact of the COVID-19 pandemic on the aviation industry, operating loss of RMB11,864 million was recorded in 2020 as compared to operating profit of RMB10,838 million in 2019.

II.	OPERATING REVENUE

	2020		2019
	Operating revenue	Percentage	Operating revenue	Percentage	Changes in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	87,027	94.02	148,117	95.98	(41.24)
Including: Passenger revenue	70,534		138,502		(49.07)
– Domestic	57,793		101,955		(43.32)
– Hong Kong, Macau and Taiwan	251		2,437		(89.70)
– International	12,490		34,110		(63.38)
Cargo and mail revenue	16,493		9,615		71.53
Other operating revenue	5,534	5.98	6,205	4.02	(10.81)
Mainly including:
Commission income	2,771		2,952		(6.13)
Ground services income	210		409		(48.66)
General aviation income	508		564		(9.93)
Hotel and tour operation income	390		712		(45.22)

Total operating revenue	92,561	100.00	154,322	100.00	(40.02)

Less: fuel surcharge income	(1,259)		(7,479)		(83.17)

Total operating revenue excluding fuel surcharge	91,302		146,843		(37.82)

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 95.98% and 94.02% of the total operating revenue in 2019 and 2020, respectively. Passenger revenue and cargo and mail revenue accounted for 81.05% and 18.95%, respectively, of the total traffic revenue in 2020. During the reporting period, the Group’s total traffic revenue was RMB87,027 million, representing a decrease of RMB61,090 million or 41.24% from prior year, because of the decrease in passenger revenue which is partially offset by the increase in cargo revenue. The decrease in passenger revenue was caused by the decrease of of traffic volume and air ticket price resulted from insufficient passenger confidence for travel and travel restriction due to the impact of COVID-19 pandemic. The other operating revenue of the Group is mainly derived from commission income, hotel and tour operation income, general aviation income, cargo handling income and ground services income.

The decrease in operating revenue was primarily due to a decrease in passenger revenue by 49.07% from RMB138,502 million in 2019 to RMB70,534 million in 2020. The total number of passengers carried decreased by 36.12% to 96.86 million passengers in 2020. RPKs decreased by 46.15% from 284,921 million in 2019 to 153,440 million in 2020, primarily due to the decrease in number of passengers carried resulted from insufficient passenger confidence for travel due to the impact of COVID-19 pandemic.

Domestic passenger revenue, which accounted for 81.94% of the total passenger revenue in 2020, decreased by 43.32% from RMB101,955 million in 2019 to RMB57,793 million in 2020. Domestic passenger traffic in RPKs decreased by 28.22%, while passenger capacity in ASKs decreased by 17.55%, resulting in a decrease in passenger load factor by 10.74 percentage points from 83.00% in 2019 to 72.26% in 2020. Yield per RPK decreased by 21.15% from RMB0.52 in 2019 to RMB0.41 in 2020.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.36% of total passenger revenue, decreased by 89.70% from RMB2,437 million in 2019 to RMB251 million in 2020. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 92.66%, while passenger capacity in ASKs decreased by 87.39%, resulting in a decrease in passenger load factor by 31.20 percentage points from 74.61% in 2019 to 43.41% in 2020. Passenger yield per RPK increased from RMB0.75 in 2019 to RMB1.05 in 2020.

International passenger revenue, which accounted for 17.71% of total passenger revenue, decreased by 63.38% from RMB34,110 million in 2019 to RMB12,490 million in 2020. For international flights, passenger traffic in RPKs decreased by 84.88%, while passenger capacity in ASKs decreased by 80.63%, resulting in a decrease in passenger load factor by 18.15 percentage points from 82.72% in 2019 to 64.57% in 2020. Passenger yield per RPK increased from RMB0.39 in 2019 to RMB0.96 in 2020.

Cargo and mail revenue, which accounted for 18.95% of the Group’s total traffic revenue and 17.82% of total operating revenue, increased by 71.53% from RMB9,615 million in 2019 to RMB16,493 million in 2020. The increase was mainly attributable to the significant increase of demand for freight, especially international freight, due to the impact of COVID-19 pandemic.

Other operating revenue decreased by 10.81% from RMB6,205 million in 2019 to RMB5,534 million in 2020. The decrease was primarily due to the decrease of commission income, ground services income, general aviation income, and hotel and tour operation income.

III.	OPERATING EXPENSES

Total operating expenses in 2020 amounted to RMB109,111 million, representing a decrease of RMB39,497 million or 26.58% comparing to that of 2019, as a result of the decrease of various traffic expenses due to the impact of COVID-19 pandemic. Total operating expenses as a percentage of total operating revenue increased from 96.30% in 2019 to 117.88% in 2020.

Operating expenses	2020		2019
	RMB million	Percentage (%)	RMB million	Percentage (%)
Flight operation expenses	37,545	34.41	70,566	47.78
Mainly including:
Jet fuel costs	18,797		42,814
Aircraft operating lease charges	977		1,412
Flight personnel payroll and welfare	10,232		12,709
Maintenance expenses	13,375	12.26	13,057	8.79
Aircraft and transportation service expenses	18,743	17.18	26,591	17.89
Promotion and selling expenses	5,007	4.59	7,755	5.22
General and administrative expenses	4,088	3.75	4,073	2.74
Depreciation and amortisation	24,590	22.54	24,620	16.57
Impairment losses on property, plant and equipment and right-of-use assets	3,961	3.63	18	0.01
Hotel and tour operation expense	317	0.29	587	0.39
External air catering service expense	333	0.31	336	0.23
Financial institution charges	84	0.08	217	0.15
Cargo handling expense	400	0.37	311	0.21
Others	668	0.61	477	0.32

Total operating expenses	109,111	100.00	148,608	100.00

Flight operation expenses, which accounted for 34.41% of total operating expenses, decreased by 46.79% from RMB70,566 million in 2019 to RMB37,545 million in 2020, mainly resulted from the decrease of traffic volume due to the impact of COVID-19 pandemic and the decrease of employee emolument.

Maintenance expenses, which accounted for 12.26% of total operating expenses, stayed at the same level in amounts as compared to 2019.

Aircraft and transportation service expenses, which accounted for 17.18% of total operating expenses, decreased by 29.51% from RMB26,591 million in 2019 to RMB18,743 million in 2020. The decrease was primarily due to a decrease in the amounts of take-off and landing fees and navigation fees, from RMB17,658 million in 2019 to RMB10,857million in 2020, resulting from the decrease of the number of flights due to the impact of COVID-19 pandemic.

Promotion and selling expenses, which accounted for 4.59% of total operating expenses, decreased by 35.44% from RMB7,755 million in 2019 to RMB5,007 million in 2020, mainly due to the decrease in sales commission and computer reservation services charges due to the impact of COVID-19 pandemic.

General and administrative expenses, which accounted for 3.75% of the total operating expenses, stayed at the same level in amounts as compared to 2019.

Depreciation and amortisation, which accounted for 22.54% of the total operating expenses, stayed at the same level in amounts as compared to 2019.

Impairment losses on property, plant and equipment and right-of-use assets, which accounted for 3.63% of the total operating expenses, increased from RMB18 million in 2019 to RMB3,961 million in 2020, mainly due to the increase of impairment provision for aircraft and related equipment.

IV.	OPERATING (LOSS)/PROFIT

Operating loss of RMB11,864 million was recorded in 2020 (2019: Operating profit of RMB10,838 million). The decrease in operating profit was mainly resulting from the decrease in traffic revenue. due to the impact of the COVID-19 pandemic on the aviation industry.

V.	OTHER NET INCOME

Other net income decreased by RMB438 million from RMB5,124 million in 2019 to RMB4,686 million in 2020, mainly resulted from the decrease in penalty income from group tickets along with the decreased number of international flights, and the decrease in airport construction fees and overseas airport taxes, both due to the impact of the COVID-19 pandemic.

VI.	INCOME TAX

Income tax gains of RMB3,368 million was recorded in 2020 (2019: income tax expense of RMB971 million was recorded), as the Company recorded operating loss as impacted by the COVID-19 pandemic, and recognised Deferred tax asset for tax losses.

VII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2020, the Group’s net current liabilities was RMB56,696 million. For the year ended 31 December 2020, the Group recorded a net cash inflow from operating activities of RMB2,698 million, a net cash outflow from investing activities of RMB8,049 million and a net cash inflow from financing activities of RMB28,945 million, which in total resulted in an increase in cash and cash equivalents of RMB23,594 million. The increase in cash and cash equivalents was mainly attributable to the funds raised during the reporting period which included issuance of stocks and convertable bonds, and other sources of funding.

The Group’s liquidity is dependent on its ability to maintain adequate cash inflow from operations, and its ability to obtain external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2020, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB315,452 million (31 December 2019: RMB308,343 million), of which RMB228,188 million (31 December 2019: RMB251,165 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group.

The analyses of the Group’s total interest-bearing liabilities are as follows:

Composition of interest-bearing liabilities

	31 December	31 December
	2020	2019
	RMB million	RMB million
Lease liabilities	121,213	134,074
Borrowings	78,233	51,180
Long-term payables	385	—
Fixed rate interest-bearing liabilities	130,072	100,660
Floating rate interest-bearing liabilities	69,759	84,594

Analysis of interest-bearing liabilities by currency

	31 December 2020	31 December 2019
	RMB million	RMB million
USD	52,862	70,260
RMB	142,545	109,946
Others	4,424	5,048

Total	199,831	185,254

Maturity analysis of interest-bearing liabilities

	31 December 2020	31 December 2019
	RMB million	RMB million
Within 1 year	61,123	57,541
After 1 year but within 2 years	27,805	23,022
After 2 years but within 5 years	61,751	62,544
After 5 years	49,152	42,147

Total	199,831	185,254

Interest expense and exchange difference/net exchange loss

Interest expense increased by RMB871 million from RMB5,845 million in 2019 to RMB6,716 million in 2020, mainly due to the decrease in capitalized interest.

Net exchange gains of RMB3,485 million was recorded in 2020, as compared with a net exchange loss of RMB1,477 million in 2019. Net exchange gain was primarily attributable to the exchange difference arising from the lease liabilities denominated in USD, along with the appreciation of Renminbi against the U.S. dollar.

The Group’s capital structure at the end of the year is as follows:

	31 December 2020	31 December 2019	Change
Total liabilities (RMB million)	241,252	229,599	5.08%
Total assets (RMB million)	326,383	306,928	6.34%
Debt ratio	73.92%	74.81%	Decreased by 0.89 percentage point

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio decreased by 0.89 percentage point compared to that of the end of 2019, mainly due to the increase in cash and cash equivalents of the Group’s financing activities during the reporting period.

VIII.	MAJOR CHARGE ON ASSETS

As at 31 December 2020, no property, plant and equipment of the Group were mortgaged under loans (31 December 2019: RMB339 million).

IX.	COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2020, the Group had capital commitments (excluding investment commitment) of RMB66,996 million (31 December 2019: RMB86,246 million). Of which, RMB56,547 million (31 December 2019: RMB71,224 million) related to the acquisition of aircraft and related flight equipment and RMB10,449 million (31 December 2019: RMB15,022 million) related to other projects of the Group.

The Group had investment commitments as follows:

	31 December 2020 RMB million	31 December 2019 RMB million
Authorised and contracted for:
Share of capital commitments of a joint venture	405	322
Capital contributions for acquisition of non-controlling interests in a subsidiary	—	232

	405	554

Authorised but not contracted for:
Share of capital commitments of a joint venture	26	31

	431	585

Contingent liabilities

(1)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(2)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress as of the date of this results announcement. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(3)

The Company and its subsidiary, Xiamen Airlines Company Limited, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2019: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2020, the balance of personal bank loans of RMB221 million in total (31 December 2019: RMB275 million), under these guarantees, were drawn down from the banks. During the year, no payment has been made by the Group (2019: Nil) due to the default of payments of certain pilot trainees.

SUBSEQUENT EVENTS

Since the end of the reporting period to the date of publication of this results announcement, no subsequent event has occurred which had a material impact on the Group.

CHANGES IN SHARE CAPITAL STRUCTURE

					Unit: Share
	31 December 2019		Increase/ (decrease) in 2020	31 December 2020
	Number of Shares	Percentage (%)	Number of Shares	Number of Shares	Percentage (%)
I. Shares subject to restrictions on sales
1. RMB ordinary shares	489,202,658	3.99	2,453,434,457	2,942,637,115	19.20
2. Foreign listed shares	600,925,925	4.90	608,695,652	1,209,621,577	7.89

Total	1,090,128,583	8.89	3,062,130,109	4,152,258,692	27.09

II. Shares not subject to restrictions on sales
1. RMB ordinary shares	8,111,520,431	66.12	0	8,111,520,431	52.91
2. Foreign listed shares	3,065,523,272	24.99	0	3,065,523,272	20.00

Total	11,177,043,703	91.11	0	11,177,043,703	72.91

III. Total number of shares	12,267,172,286	100.00	3,062,130,109	15,329,302,395	100.000

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2020.

PRE-EMPTIVE RIGHTS

There is no specific provision under the PRC laws or the articles of association of the Company regarding pre-emptive rights, which requires the Company to offer new shares to existing shareholders in proportion to their existing shareholdings when there is issuance of shares.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Company has reviewed the audited consolidated financial statements of the Group for the year ended 31 December 2020.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries, all Directors and Supervisors of the Company confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) for the year ended 31 December 2020. The code of conduct adopted by the Company regarding securities transactions by the Directors and Supervisors is no less stringent than the Model Code.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Mr. Wang Chang Shun has resigned from his positions as the Chairman of the Board, an executive Director, the chairman of the Strategic and Investment Committee of the Board and a member of the Nomination Committee of the Board of the Company due to his retirement, all with effect from 21 December 2020. On the same date, the Board has approved the appointment of Mr. Ma Xu Lun as the Chairman of the 8th session of the Board. The Board notes that the roles of the Chairman and the President should be separate and should not be performed by the same individual under the code provision as set out in provision A.2.1 of the Corporate Governance Code. The temporary arrangement of Mr. Ma Xu Lun to carry out the duties of both the Chairman and the President deviates from the above provision. Nevertheless, having considered that (i) the co-performance of the duties of the Chairman and the President is a temporary arrangement pending election and appointment of a candidate to fill Mr. Wang Chang Shun’s vacancies; and (ii) the Board meets regularly and whenever needed to consider matters relating to business operations of the Group, the Board is of the view that this temporary arrangement will not impair the balance of power and authority of the Board and the management of the Company. The effectiveness of corporate planning and implementation of corporate strategies and decisions will not be affected.

Saved as disclosed above, the Board is of the view that the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2020.

DIVIDENDS

Considering that the Company suffered an operating loss for year of 2020, which does not meet the conditions for profit distribution as required under the Articles of Association of the Company, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2020. The proposal in relation to the profit distribution plan is still subject to the consideration and approval of the shareholders’ general meeting of the Company.

2021 OUTLOOK

Looking forward to 2021, the global pandemic trend is still highly uncertain, and various risks brought by the impact of the pandemic continue to emerge. The stimulus policies of various countries are constrained by debt levels, and long-term structural contradictions are further exposed, all of which result in unstable and uneven recovery. According to the forecast of the International Monetary Fund, given that the pandemic is expected to be effectively controlled in 2021, the global economy is expected to show the overall trend of recovery. However, affected by factors such as the downturn in global trade and de-globalization, the foundation for global economic recovery is weak.

China is the first country to restore the order of economic and social operations, and its economy has quickly achieved restorative growth. However, there are uncertainties in the changes of the pandemic and the external environment. In 2021, the first year of the “14th Five-Year Plan”, it is expected that China will adhere to the general principle of pursuing progress while ensuring stability, and implement macro policies in a systemic and targeted way. Steady progress will be made in creating a new development pattern where domestic and foreign markets can boost each other, with domestic market as the mainstay.

In the face of uncertainties, it is the Group’s mission to open up the main artery and unblock the microcirculation of China’s civil aviation industry, and make more contributions to the new development pattern. With the theme of promoting high-quality development, reform and innovation as the fundamental driving force, the Group will coordinate development with safety, implement the Company’s overall strategy for high-quality development to ensure a stable safety situation and strive for better business performance, and accelerate the promotion of major strategies and key reform tasks. By doing this, we will strive to build the Group into a world-class air transport enterprise with global competitiveness.

1.	To put safety first and strengthen normalized management of pandemic prevention and control

The Group will take the three-year campaign to improve safety production as the main line, and to construct safety system as the key point, so as to strengthen various systems, strictly improve work style, control risks, and continuously enhance safety quality. We must strictly discharge safety responsibilities, strengthen qualification and capability building, and continuously improve work style and discipline. Measures will be taken to strengthen the prevention and control of key risks, give full play to the role of various technical means, and improve risk monitoring and early warning mechanisms. We will continue the normalized management of pandemic prevention and control, with focus on the management and control of overseas import risks. In 2021, the Group will ensure its continuation in aviation safety as in past years.

2.	To accelerate the improvement of quality and efficiency and strive for better business performance

The Group will pay close attention to the pandemic situation and changes in the aviation market, strengthen analysis and judgment, and flexibly adjust marketing strategies to make every effort to improve quality and increase efficiency. We will increase inputs in domestic transportation capacity, and strengthen the construction of hubs, including Guangzhou hub and Urumqi hub, with a focus on the Beijing Daxing hub. We will optimize routes and flights, and ensure that the capacity matches the market as a way to maximize the overall marginal contribution. We will make every effort to increase the time slots and strive for the increase of international flights. Actions will be taken to improve the product system with the introduction of products such as the on-the-go fast line and “ticket +”. We will expand the customer base, strengthen the control over channels, and promote the conversion of high-frequency non-members to increase the frequency of passenger boarding.

We will optimize the input of freighters and route scheduling, continue to focus on freight flights converted from passenger aircraft, and increase the utilization rate and load factor of freighters. We will actively expand marketing channels, strive for major customers, and develop online sales. Vigorous efforts will be made to expand high value-added businesses such as vaccine transportation, cross-border e-commerce and medicine cold chain. Great efforts will be made to develop modern warehousing, expand freight logistics business, and accelerate the improvement of cargo terminal support capabilities. We will promote the implementation of the freight product system, and gradually transform into a modern logistics service provider that “combines the air and ground logistics”.

3.	To insist on lean management and control and enhance the ability to resist risks

The Group shall establish a long-term mechanism for lean management and control of cost, and continuously lay a solid foundation to intensify the stamina for development. We will take cost as the standard to select key projects for benchmarking; strictly control major costs such as aviation fuel, take-off and landing, and maintenance, and reduce crew operating costs, and unnecessarily service cost; expand financing channels to achieve diversified, low-cost financing and further optimize the debt structure; actively innovate capital operations and build a mechanism for the duration of convertible bonds. We will establish a sound carbon asset management mechanism, and formulate mid- and long-term plan for ecological and environmental protection of CSA; actively develop new profit growth points, continuously promote maintenance reforms, strengthen maintenance capacity building, vigorously expand third-party business, revitalize aviation food resources, and expand sales channels of duty-free products.

4.	To continuously improve operation quality and build a service brand of affinity and refinement

The Group will continue to improve operational efficiency and service quality. We will improve the efficiency of centralized operation control, build a coordination system for integrated operation, create a unified operation and command information platform, and gradually establish industry advantages in flight punctuality rate. We will promote the fine management of jet fuel during the entire process, and maintain a comparative advantage in fuel consumption per ATK. Great efforts will be made to improve service quality, and we will strive to build six business cards of “China Southern e-travel”, “family service 360”, “customer exclusive (客戶尊享)”, “luggage priority (行李優享)”, “transit free enjoy (中轉暢享)”, and “food of CSA (食尚南航)”. we need to strengthen the top-level brand design, integrate and optimize brand structure, clarify brand promotion strategies, and enhance publicity as a way to enhance brand awareness, reputation and competitiveness.

5.	To expedite the implementation of strategies and intensify reforms

The Group will explore space for development to achieve greater breakthroughs. We will further strengthen leadership and organization, improve working mechanisms, comprehensively promote the construction of the Beijing hub, conduct market organization and product design, and continuously strengthen customer base. We will improve the network layout in the Guangdong- Hong Kong-Macao Greater Bay Area, enhance overall market linkage, build a complete product system, and improve service integration, so as to consolidate and intensify market control in the Guangdong-Hong Kong-Macao Greater Bay Area. Efforts will be made to implement the three- year campaign to deepen reforms, improve our management to the first class of the world, and improve the level of refined management. We will strive for breakthroughs in reforms of three systems, and put in place tenure system and contract management measures. Actions will be taken to improve the comprehensive market-based accounting system, and establish market-based accounting statements for four-level units.

6.	To accelerate digital transformation and create new momentum for quality development

The Group will actively promote digital transformation, deepen the construction of cloud platform and dual middle-platform, seize technological development opportunities such as big data and 5G, and rapidly improve IT system so as to build core competitiveness. With focus on “food, accommodation, transportation, entertainment, travel and shopping”, we will take actions to build platforms, seek partners, activate membership points, strengthen redirect inbound marketing, and carry out integration as a way to enrich products and product systems and build a CSA ecosystem. We will advance all-staff marketing and social marketing, and create value by offering online services and products with characteristics of the aviation industry, vigorously expand freight e-commerce, and actively explore market demand. We will ensure information security as always to enhance the protection of personal privacy.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2020 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2020, with an unmodified auditor’s report, and all other information required under Appendix 16 to the Listing Rules will be despatched to the shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 March 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.